Mail Stop 4561
      December 19, 2005

Darin M. Myman
Chief Executive Officer
Bigstring, Inc.
2150 Highway 35
Suite 250
Sea Girt, New Jersey 08750

Re:	Bigstring, Inc.
      Amendment No. 2 to Form SB-2
      Filed on December 8, 2005
      File No. 333-127923

Dear Mr. Myman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please provide us with an analysis of whether the resale of securities underlying the warrants issued to Shefts Associates, Inc. is an indirect primary offering. Your analysis should address the following points:

* how long Shefts Associates, Inc. has held the securities;
* the circumstances under which Shefts Associates, Inc. received the securities;
* Shefts Associates, Inc.`s relationship to the issuer;
* the amount of securities involved;
* whether Shefts Associates, Inc. is in the business of underwriting securities; and
* whether under all the circumstances it appears that Shefts
Associates, Inc. is acting as a conduit for the issuer.

Assuming the resale of securities by Shefts Associates, Inc. is not an indirect primary offering, you must clearly state in your prospectus that:

* Shefts Associates, Inc. purchased in the ordinary course of business; and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Financial Statements for the years ended December 31, 2004 and
2003
and the nine months ended September 30, 2005, pages F-1 - F-37
2. We note your revisions to the 2004 balance sheet, and statements of operations, stockholders` equity and cash flows. Please revise to label these statements as "restated" and include an explanatory footnote that describes the cause of each restatement. Refer to APB
20 and SFAS 154.

Note 1 - Description of Business and Summary of Significant
Accounting Policies, pages F-12 - F-14

Revenue Recognition, pages F-12 - F-13
3. We note your response to comment 14 and the fact that you have restated your financial statements to recognize distributions to customers as a reduction of gross revenue. In light of this policy change, please explain why net sales increased in the revised statement of operations for the year ended December 31, 2004.

Note 2 - Acquisition, pages F-15 - F-17
4. We note your response to comment 15 and that you refer to an independent valuation firm to determine the fair value the intangible assets acquired in the Email Emissary acquisition. When you refer to an independent valuation or appraisal disclose the name of expert and include the expert`s consent with the filing. Refer to Section 436(b) of Regulation C. Alternatively, you may remove this reference
5. Please tell us whether subsequent to the Email Emissary acquisition, the intangible assets recorded have been evaluated for impairment in accordance with your policy disclosure on page F-14.
6. Related to your pro forma disclosures, it does not appear that you have reflected the impact of amortizing the acquired patent for each period. Please revise or advise us. In addition, please revise your filing to include the pro forma financial information required by
Item 310(d) of Regulation S-B.

Note 6 & Note 3 - Common Stock, pages F-20 & F-35 - F-36
7. We note your response to comment 17. We are still unclear why you are valuing shares issued to non-employees using the fair market value of the services rendered as opposed to the fair value of the consideration issued. Please explain how the market value of the services received is more readily measurable or revise. Additionally, with respect to warrants issued in 2004 and 2005, please provide us with a detailed explanation for why you are using the exercise price per share of the warrants as a basis for value as opposed to a more appropriate measure such as the Black-Scholes valuation model or revise your document.
8. Related to your September 23, 2005 grant of warrants, please explain how you could have concluded that "the exercise price of the warrants was equal to the fair value of the underlying shares of common stock at the time of issuance" for both sets of warrants when they have different exercise prices and that your proposed offering price of $0.48/share is substantially higher than the warrant exercise prices of $0.16/share and $0.20/share.

Details of the Exercise and Issuance of Warrants, page II-10
9. We note that you are relying on the exemption from registration provided by Section 4(2) or Regulation D in issuing the warrants to
Shefts Associates, Inc. Please advise us why the filing of this registration statement did not constitute a general solicitation for the purposes of your private issuance of the warrants to Shefts Associates, Inc.

Undertakings, page II-14

10. Please update your undertakings in accordance with the amendments to Item 512 of Regulation S-B that became effective as of December 1,
2005.

Exhibits
11. Please advise us why you supplied us with completely redacted versions of Exhibits 10.24 - 10.30. Also, please note whether the most recent versions of these agreements are filed as Exhibits on EDGAR.




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Matthew Maulbeck, Accountant, at (202) 551-
3466
or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at
(202) 551-3856 or the undersigned at (202) 551-3694 with any other questions.


      Sincerely,



      Owen Pinkerton
      Senior Counsel

cc:	Paul T. Colella, Esq. (via facsimile)

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Darin M. Myman
Bigstring, Inc.
December 19, 2005
Page 1